SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8F
APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED
INVESTMENT COMPANIES
I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐ Merger

☒ Liquidation

☐ Abandonment of Registration

☐ Election of status as a Business Development Company

2.	Name of fund:

EQUITY LONG/SHORT OPPORTUNITIES FUND (THE “FUND”)

3.	Securities and Exchange Commission File No.:

811-22611

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

	☐ Initial Application ☒	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

50 South LaSalle Street Chicago, Illinois 60603

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Kevin T. Hardy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606 (312) 407-0641

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

50 South Capital Advisors, LLC
50 South LaSalle Street
Chicago, Illinois 60603
(312) 630-6000

50 South Capital Advisors, LLC served as the Registrant’s investment adviser and is responsible for maintaining records with respect to the declaration of trust, bylaws, agreements, minute books, records required to be maintained under Rule 38a-1, purchases and sales of securities and other investments, orders, accounts and other records relating to portfolio management activities, including those records required to be maintained under the Investment Advisers Act of 1940.

The Northern Trust Company
50 South LaSalle Street
Chicago, Illinois 60603
(312) 630-6000

The Northern Trust Company served as the Registrant’s transfer agent, administrator and custodian and is responsible for maintaining share transaction and other shareholder records, records with respect to securities positions, purchases and sales of securities and other investments, ledgers, orders, confirmations and other records maintained by or at the custodian.

8.	Classification of fund (check only one):

☒ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

	☐	Open-end		☒	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

50 South Capital Advisors, LLC 50 South LaSalle Street Chicago, Illinois 60603

Northern Trust Investments, Inc. 50 South LaSalle Street Chicago, Illinois 60603

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

The Fund has not made a public offering of its securities in the past five years. The placement agent for the Fund’s private placement of its securities was:

Northern Trust Securities, Inc. 50 South LaSalle Street Chicago, Illinois 60603

13.	If the fund is a unit investment trust (“UIT”) provide:

	(a)	Depositor’s name(s) and address(es): Not applicable.

	(b)	Trustee’s name(s) and address(es): Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

	☐	Yes		☒	No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		☒	Yes	☐	No

If Yes, state the date on which the board vote took place:

The Board of Trustees of the Fund approved the liquidation of the Fund on January 10, 2018.

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		☒	Yes	☐	No

If Yes, state the date on which the shareholder vote took place:

The shareholder vote approving the liquidation of the Fund took place on March 27, 2018.

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

	☒	Yes	☐	No

	(a)	If Yes, list the date(s) on which the fund made those distributions:

The Fund paid an initial liquidating distribution on April 20, 2018 and subsequent liquidating distributions on June 11, 2018, August 20, 2018, November 20, 2018 and July 11, 2019.

	(b)	Were the distributions made on the basis of net assets?

		☒ Yes	☐	No

	(c)	Were the distributions made pro rata based on share ownership?

		☒ Yes	☐	No

	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

	(e)	Liquidations only:

Were any distributions to shareholders made in kind?

		☐ Yes	☒	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

	☒	Yes	☐	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

The Fund previously had outstanding bank borrowings. No borrowings were outstanding at the time the Plan of Liquidation was adopted.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

	☒	Yes	☐	No

If No,

	(a)	How many shareholders does the fund have as of the date this form is filed?

	(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

	☐	Yes	☒	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

	☐	Yes	☒	No

If Yes,

	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

	(b)	Why has the fund retained the remaining assets?

	(c)	Will the remaining assets be invested in securities?

		☐ Yes	☐	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

	☐	Yes	☒	No

If Yes,

	(a)	Describe the type and amount of each debt or other liability:

	(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

		(i)		Legal expenses: $178,112

		(ii)		Accounting expenses: None.

		(iii)		Other expenses (list and identify separately):

		(a)	Printing, mailing and solicitation:	$1,781
		(b)	Audit fees:	$86,400
		(c)	Miscellaneous:	$19,076

		(iv)		Total expenses (sum of lines (i)-(iii) above): $285,369

	(b)	How were those expenses allocated?

The expenses of the liquidation were borne by 50 South Capital Advisors, LLC.

	(c)	Who paid those expenses?

The expenses of the liquidation were borne by 50 South Capital Advisors, LLC

	(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

	☐	Yes	☒	No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

	☐	Yes	☒	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

	☐	Yes	☒	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

	(b)	State the Investment Company Act file number of the fund surviving the merger:

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
The undersigned states that: (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Equity Long/Short Opportunities Fund; (ii) he is the President and Chief Executive Officer of Equity Long/Short Opportunities Fund; and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.
EQUITY LONG/SHORT OPPORTUNITIES FUND

By:	/s/ Robert P. Morgan
Name: Robert P. Morgan
Title: President and Chief Executive Officer

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